Great-West Life & Annuity Insurance Company

A Stock Company

[8515 East Orchard Road             Greenwood Village, CO 80111]

CONTRACT AMENDMENT

THIS AMENDMENT IS ISSUED BY GREAT-WEST LIFE & ANNUITY INSURANCE COMPANY AS PART OF THE INDIVIDUAL FLEXIBLE PREMIUM VARIABLE ANNUITY CONTRACT (THE “CONTRACT”) AND GUARANTEED LIFETIME WITHDRAWAL BENEFIT RIDER (THE “RIDER”) TO WHICH IT IS ATTACHED. EXCEPT AS EXPRESSLY AMENDED BY THIS AMENDMENT, THE TERMS AND CONDITIONS OF THE CONTRACT AND RIDER SHALL REMAIN IN FULL FORCE AND EFFECT. IF THERE IS ANY CONFLICT BETWEEN THIS AMENDMENT AND THE CONTRACT OR RIDER, THE TERMS OF THIS AMENDMENT WILL PREVAIL.

1. The following definitions are added to Section 1 of the Contract:

Grantor - the natural person who is treated under Sections 671 through 679 of the Code as owning the assets of a Grantor Trust.

Grantor Trust - a trust, the assets of which are treated under Sections 671 through 679 of the Code as being owned by the grantor. A Grantor Trust may be an Owner only if it has one grantor who is a natural person.

2. The definition of Owner in Section 1 of the Contract is deleted and replaced with the following:

Owner - the person or persons named on the Contract Data Page and Rider Data Page, if applicable. The Owner is entitled to exercise all rights and privileges under the Contract while the Annuitant is living. Joint Owners must be one another’s Spouse as of the Effective Date and must both be natural persons. The Annuitant will be the Owner unless otherwise indicated in the application. The Owner must be either a natural person or a Grantor Trust. In the event that the Owner is a Grantor Trust, all references in the Contract and Rider to the life, age or death of the Owner shall pertain to the life, age or death of the Grantor.

3. The definition of Covered Person(s) in Section 1 of the Rider is deleted and replaced with the following:

Covered Person(s) – For purposes of the Rider, the natural person(s) whose age determines the Guaranteed Annual Withdrawal Percentage and on whose life the Guaranteed Annual Withdrawal Amount will be based. If there are two Covered Persons, the Guaranteed Annual Withdrawal Percentage will be based on the age of the younger life and the Installments can continue until the death of the second life. If the Contract is owned by a natural person, the Owner of the Contract must be a Covered Person. If the Contract is owned by a Grantor Trust, the Grantor must be the sole Covered Person. A Joint Covered Person must be the Owner’s Spouse and: (i) a Joint Owner; or (ii) the 100% primary beneficiary under the Contract.

4. The first paragraph of the section titled “If Annuitant Dies Before Annuity Commencement Date” in Section 6.03 of the Contract is deleted and replaced with the following:

If the Owner is living and the Annuitant dies before the Annuity Commencement Date, the Contract will continue. If no Contingent Annuitant has been named, the Owner (or the Grantor if the Owner is a Grantor Trust) will become the Annuitant.

Signed for Great-West Life & Annuity Insurance Company on the issuance of the Contract.

[Richard Schultz],	[Mitchell T.G. Graye],
[Secretary]	[President and Chief Executive Officer]

J555-AMD